

September 28, 2010

Lawson M. Kerster
Chief Executive Officer
Go Green Directories, Inc.
1030 Alhambra Circle
Coral Gables, FL 33134

> **Re: Go Green Directories, Inc.**
> **Amendment 1 to Registration Statement on Form S-1**
> **Filed September 14, 2010**
> **File No. 333-168263**

Dear Mr. Kerster:

We have reviewed your amended registration statement and have the following comments. References to prior comments refer to those in our letter dated August 18, 2010.

General

1.   We note your response to prior comment 1. Page numbers continue to be missing from many pages of the registration statement. Please revise.

2.   Revise to include an updated consent from your independent registered public accounting firm.

Risk Factors

"Our Business May Be Affected by Factors Outside of Our Control"

3.   We note your response to prior comment 11. The risk factor as revised states a generic risk that could equally apply to other businesses. Please delete this risk factor or revise it to state specific material risks to your company or to the purchasers in this offering. Refer to Item 503(c) of Regulation S-K.

"If we are unable to retain the services of Mr. Schlosser and/or Ms. Squire…,"

4.   We note your response to prior comment 12. The caption to this risk factor continues to refer to the need to recruit qualified personnel in the oil and gas industry. Please revise.

Management's Discussion and Analysis or Plan of Operation

Operations Plans

5.   You indicate that for the first six months you plan on generating revenues based on initially giving a "free sample" of your services. Please revise your disclosures to clarify what you mean by "for the first six months." In this regard, clearly indicate whether you are referring to the first six months following the development of your website and if so, disclose when you believe the six month period will begin. Also, explain further how you plan on generating revenues during this period when you also indicate you will provide free samples. Revise your disclosures accordingly.

Liquidity and Capital Resources

6.   We note your response to prior comment 16. Please specify the amount you expect to spend over the next 12 months to pay accounting, legal and administrative expenses, including the expenses related to this offering.

Business

Overview

7.   We note your response to our prior comment 6 where you indicate that you have engaged other people to expedite the construction of your main website and linking of other domain names. However, your disclosures in both MD&A and the Business section continue to indicate that the company has not yet commenced any operations other than initial capital formation and capitalization, the building of your central website, the linking of your additional domain names and the development of your business plan. Elsewhere in the filing, you indicate that the company "plans" to establish a web portal (Operations Plans) or you state your website is currently under construction (Note 3 to your financial statements). Where you include a discussion of your central website, revise your disclosures to ensure it is clear that this website is still in the development stage.

The Market

8.   We note your response to prior comment 17. Both the Kelsey Group Report and the information from the eMarketer website that you cite in your prospectus appear to be restricted to subscribers. Because the industry data does not appear to be publicly available or available for a nominal fee, please provide a consent from the authors for use of the data in the prospectus or directly assume responsibility for the information and remove specific references to the sources of the data. Refer to Rule 436 under the Securities Act. Also, please supplementally provide us with the applicable pages from

the Kelsey Group and eMarketer reports that support the industry data you cite in the prospectus.

You may contact Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to the undersigned at (202) 551-3456. If you require additional assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

Matthew Crispino
Staff Attorney

cc: Via Facsimile: (305) 531-1274
        Jill Arlene Robbins, Esq.